8/26

04036560

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME X-Cal Resources Ltd

*CURRENT ADDRESS

PROCESSED
AUG 3 0 2004
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1655 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 8/30/04

82-1655

X-Cal Resources Ltd.

Consolidated Financial Statements

March 31, 2004 and 2003

Grant Thornton

ARIS
3-31-04

[redacted]

Contents

Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants

Auditors' Report

To the Shareholders of
X-Cal Resources Ltd.

We have audited the consolidated balance sheets of X-Cal Resources Ltd. as at March 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Grant Thornton LLP

Vancouver, Canada
July 12, 2004

Chartered Accountants

P.O. Box 11177, Royal Centre
Suite 2800
1055 West Georgia Street
Vancouver, BC V6E 4N3
T (604) 687-2711
F (604) 685-6569
E Vancouver@GrantThornton.ca
W www.GrantThornton.ca

X-Cal Resources Ltd.
Consolidated Balance Sheets

March 31		2004		2003
Assets				
Current				
Cash	$	**10,065,889**	$	2,764,420
Receivables and prepayments		**397,484**		159,414
		10,463,373		2,923,834
Note receivable (Note 3)		**-**		70,583
Funds held in trust (Note 4)		**1,697,293**		-
Mineral property interests (Note 4)		**13,233,332**		15,515,049
Property and equipment (Note 5)		**187,780**		66,887
	$	**25,581,778**	$	18,576,353
Liabilities				
Current				
Payables and accruals	$	**368,768**	$	251,300
Current portion of term debt (Note 6)		**5,827**		5,661
		374,595		256,961
Term debt (Note 6)		**12,174**		18,001
Reclamation and environmental obligation (Note 4)		**2,016,165**		-
		2,402,934		274,962
Shareholders' Equity				
Capital stock (Note 7)		**33,527,643**		27,822,728
Contributed surplus (Note 7)		**1,079,194**		173,999
Deficit		**(11,427,993)**		(9,695,336)
		23,178,844		18,301,391
	$	**25,581,778**	$	18,576,353

On behalf of the Board

"SHAWN KENNEDY" Director "JOHN ARNOLD" Director

See accompanying notes to the consolidated financial statements.

X-Cal Resources Ltd.
Consolidated Statements of Operations and Deficit

Year Ended March 31		2004		2003
General and administrative expenses				
Accounting and audit	$	56,485	$	41,878
Automobile		11,222		13,267
Consulting (including stock-based compensation, Note 7)		484,278		31,600
Depreciation		22,683		10,977
Investor relations (including stock-based compensation, Note 7)		162,769		236,394
Shareholder communication		68,483		121,349
Legal		90,869		16,576
Office and other		48,162		34,066
Registrar and transfer agent		19,245		16,946
Rent		46,433		44,172
Salaries and director fees (including stock-based compensation, Note 7)		730,107		211,950
Stock exchange fees		47,002		50,898
Telephone		23,940		18,380
Travel		76,243		63,095
		1,887,921		911,548
Loss before other items		(1,887,921)		(911,548)
Other items				
Foreign exchange gain (loss)		86,185		(34,463)
Interest income		68,038		19,158
Mineral property exploration costs expensed		(48,959)		(42,614)
Sale of mineral property interest		50,000		-
Net loss	$	(1,732,657)	$	(969,467)
Net loss per share	$	(0.03)	$	(0.02)
Weighted average common shares outstanding		67,956,616		59,112,911
Deficit, beginning of year	$	(9,695,336)	$	(8,725,869)
Net loss		(1,732,657)		(969,467)
Deficit, end of year	$	(11,427,993)	$	(9,695,336)

See accompanying notes to the consolidated financial statements.

X-Cal Resources Ltd.
Consolidated Statements of Cash Flows

Year Ended March 31		2004		2003
Cash derived from (applied to)				
Operating				
Net loss	$	**(1,732,657)**	$	(969,467)
Stock-based compensation		**797,173**		107,537
Depreciation		**22,683**		10,977
Mineral property exploration costs expensed		**48,959**		42,614
Sale of mineral property interest		**(50,000)**		-
Change in receivables and prepayments and payables		**(120,602)**		(83,393)
		(1,034,444)		(891,732)
Financing				
Shares issued for cash		**5,564,410**		4,436,301
Repayment of term debt		**(5,661)**		-
		5,558,749		4,436,301
Investing				
Notes receivable		**70,583**		(9,669)
In trust deposit		**(1,697,293)**		-
Mineral property interests		**(5,759,189)**		(763,584)
Mineral costs recovery through joint venturer contribution		**10,259,200**		-
Sale of mineral property interest		**50,000**		-
Property and equipment		**(146,137)**		(27,457)
		2,777,164		(800,710)
Net increase in cash		**7,301,469**		2,743,859
Cash and term deposits				
Beginning of year		**2,764,420**		20,561
End of year	$	**10,065,889**	$	2,764,420
Non-cash financing and investing activities:				
Increase in capital stock from options exercised or expired	$	**140,505**	$	18,663
Depreciation capitalized in mineral properties		**2,560**		4,793
Environmental obligation capitalized to mineral properties		**2,016,165**		-
Stock-based compensation capitalized in mineral properties		**248,528**		66,462
Term debt re automobile purchase		-		23,662

See accompanying notes to the consolidated financial statements.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
March 31, 2004 and 2003

1. Operations

The company is engaged in the exploration of its mineral property interests and has not determined whether its properties contain reserves that are economically recoverable. The business of exploring for resources involves a high degree of risk. Few properties that are explored ultimately are developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. There is no assurance that the company will be successful in its search.

Although the company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

The recovery of the amount recorded for mineral property interests is dependent upon the ability of the company to obtain the financing necessary to complete exploration and development of the properties, future mineral prices, and upon future profitable production.

2. Summary of significant accounting policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation

The consolidated financial statements include the accounts of the company and X-Cal U.S.A. Inc., its wholly-owned subsidiary. The company's interest in the joint venture through which it carries on its principal mineral exploration activities is accounted for using the proportionate consolidation method.

Use of estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates.

Translation of foreign currencies

Foreign currency transactions are translated by the temporal method whereby monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; non-monetary assets are translated at rates prevailing when acquired; and, revenue and expenses are translated at average rates of exchange for the year. Translation gains and losses are included in the results of operations for the year.

2. Summary of significant accounting policies (Continued)

Cash

The company considers cash to include cash and short term investments readily convertible into cash and with original maturities of three months or less.

Mineral property interests

Mineral interests represent acquisition, holding and exploration costs, less amounts recovered, written off or written down to date. If production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs related to properties which are abandoned or considered uneconomic in the foreseeable future are written off.

When properties are acquired under agreements requiring future acquisition payments to be made at the sole discretion of the company, those future payments, whether in cash or shares, are recorded only when the company has made or becomes obliged to make the payment or to issue the shares.

Reclamation and environmental costs

The company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it has previously had an interest.

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred. When properties are abandoned, any remaining reclamation costs are estimated and included as an exploration cost in the period the property is abandoned.

The estimated obligations for reclamation and pollution liability has been funded by an insurance backed financial program. The liability has been accrued and the estimated cost deferred by addition to the property until the commercial viability of the property is determined. The liability will be adjusted at the end of each period to reflect changes in the estimated future cash flows underlying the obligation.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation at 20% per annum on the straight line method.

Capital stock issued for other than cash

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange on which the stock trades at the time the related agreement to issue stock is made or, if such issuance is at the option of the company, at the time the company determines to issue such stock.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
March 31, 2004 and 2003

2. Summary of significant accounting policies (Continued)

Future income taxes

The company follows the liability method of accounting for income taxes. Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using enacted income tax rates at each balance sheet date. Future income tax assets also include the benefit that may be derived from unused loss carryforwards and unclaimed other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by a valuation allowance to reflect the estimated realizable amount.

Net loss per share

Basic net loss per share amounts are calculated using the weighted average number of common shares outstanding during the year. Fully diluted net loss per share is calculated using the treasury stock method. This method assumes that shares are issued for the exercise of options and warrants and that the assumed proceeds from the exercise of options and warrants are used to purchase common shares at the average market price during the year. The difference between the number of shares assumed issued and the number of shares assumed purchased is then added to the basic weighted average number of shares outstanding to determine the fully diluted number of common shares outstanding. No exercise or conversion is assumed during the years in which a net loss is incurred as the effect is anti-dilutive.

Stock-based compensation

Effective April 1, 2002, the company adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard required that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encouraged the use of a fair value based method for awards granted to employees and directors, but only required the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The company adopted the disclosure only provision for stock options granted to employees and directors in fiscal 2003.

Effective April 1, 2003, the company prospectively adopted the amended recommendations of the CICA Handbook Section 3870. The amended standard requires that all stock-based awards to employees and directors also be measured and recognized using the fair-value based method. As a result, the company recorded compensation expense of $583,972 and capitalized $17,297 to mineral properties relating to options issued to employees and directors in 2004 in addition to $444,432 related to options granted to consultants.

2. Summary of significant accounting policies (Continued)

Financial instruments

The company has various financial instruments including cash, receivables, note receivable, funds held in trust, payables and accruals. It was not practicable to determine the fair value of the note receivable. The carrying value of all other financial instruments approximates their fair values.

3. Note receivable

During 2003, the company made loans to a director to purchase shares of its capital stock. These loans did not bear interest and were unsecured. The loans were fully repaid during 2004.

4. Mineral property interests	**2004**	2003
Battle Mountain Trend, Nevada, U.S.A.		
Sleeper Gold Project		
Acquisition and exploration (Schedule)	**$ 17,907,908**	$ 15,411,293
Prepaid reclamation and legal liability insurance	**1,375,593**	-
Funds held by insurer for payment of potential liabilities	**2,053,771**	-
Deferred environmental cost	**2,016,165**	-
	23,353,437	15,411,293
Less recovery through joint venturer cash contribution	**10,259,200**	-
Net investment in Sleeper Gold Project	**13,094,237**	15,411,293
Pipeline area – Mill claims (Page 17)	**139,095**	103,755
Omineca Mining Division, B.C.		
Snowbird Group option (Page 17)	**-**	1
	$ 13,233,332	$ 15,515,049

4. Mineral property interests (Continued)

Sleeper Gold Project

From December 1993 to December 2003, the company acquired rights to explore and develop the Sleeper Gold Project properties. In addition, the company had an option to purchase the interests of a joint venturer that had a 50% interest in the properties.

In January 2004, pursuant to an agreement made in December 2003, the company purchased the interest of the former joint venturer and formed a new joint venture with New Sleeper Gold Corporation to finance exploration of the property. Certain details related to the terms of the new joint venture are set out below:

- New Sleeper Gold Corporation contributed U.S. $20,000,000 in cash to the joint venture.

- The company contributed its interests in the Sleeper Gold Project properties to the joint venture.

- The U.S. $20 million cash contribution by Sleeper Gold Corporation was applied:

  i) U.S. $4 million to Kinross Gold Corporation as final payment of the purchase price for the Kinross interest in the former joint venture;

  ii) U.S. $5.3 million to fund a reclamation and pollution legal liability insurance policy and a reclamation reserve; and

  iii) the balance of U.S. $10.7 million available for exploration purposes and general operating purposes.

- If additional funds are required for exploration and general operating purposes, the company and New Sleeper Gold Corporation have agreed to make additional equal capital contributions. Should either party not meet its capital contributions commitment, the interest of that party will be subject to dilution.

4. Mineral property interests (Continued)

Sleeper Gold Project (Continued)

(a) These consolidated financial statements include the company's share (in Canadian dollars) of the net assets and income and expenses of New Sleeper Gold LLC joint venture as at and for the period from inception to March 31, 2004:

Assets		
Cash balances		
General funds	$	**4,685,641**
Funds held in trust (b)		**1,697,293**
Receivables and prepayments		**254,501**
Mineral property interests		
Exploration costs		**509,771**
Prepaid reclamation and legal liability insurance		**1,375,593**
Funds held by insurer for payment of potential liabilities (c)		**2,053,771**
Deferred environmental costs (d)		**2,016,165**
Property and equipment		**83,552**
		12,676,287
Liabilities and equity		
Payables and accruals		**244,612**
Environmental obligation (d)		**2,016,165**
Retained earnings		**156,310**
		2,417,087
Net assets	$	**10,259,200**
Operations		
Interest income	$	**18,903**
Administration expenses		**(71,154)**
Foreign exchange gain		**208,561**
Net earnings and retained earnings related to the venture	$	**156,310**

(b) The funds remaining in trust will be released to the joint venture for general operating purposes when all of the Kinross permits have been transferred to the joint venture and when the applicable U.S. environmental agencies release Kinross from its reclamation and pollution liability bond.

(c) The funds held by the insurer earn interest at the one year treasury bill rate and will be used to pay reclamation costs and other indemnity claims that may be paid by the joint venture.

(d) The joint venture has recognized the fair value of the estimated liability for future closure and reclamation costs with a corresponding increase to the carrying value of the property.

4. Mineral property Interests (Continued)

Sleeper Gold Project (Continued)

(e) Certain claims of the Sleeper Project are subject to royalties and obligations to Leland York under a lease agreement. Sleeper LLC is obliged to make advance royalty payments of $3,000,000 payable at $50,000 per year (cumulative required amount of $611,500 has been paid to date). Any commercial production from these claims is subject to a 3% net smelter return that may be offset in full to the extent of royalties paid in advance. When $3,000,000 has been paid, the royalty will be reduced to 0.5%. Sleeper LLC has the right of first refusal to purchase the remaining 0.5% at a price to be negotiated should the holder wish to offer it for sale.

Pipeline Area - Mill Claims

The Mill claims were acquired by staking in 1992. In April 2004, the company received all necessary approvals to commence a drill program on the property and is currently drill testing. X-Cal owns 100% interest in this 640 acre group of lode mineral claims.

Snowbird Group

In August 2003, the company received an offer from Omineca Gold Ltd., a company co-owned by a director and officer of the company, to purchase the Snowbird Property for $1.6 million. An arm's length consultant rendered a fairness opinion with respect to the consideration to be received by X-Cal and the sale was approved by the company's shareholders.

The initial purchase payment of $50,000 has been made. Commencing on November 24, 2004, Omineca Gold will make minimum annual advance royalty payments of $12,000 or a 2% net smelter return, whichever is the larger amount. The minimum annual advance royalty will be increased to $24,000 on November 24, 2007 and to $50,000 on November 24, 2009. X-Cal would thereafter retain a 2% net smelter return royalty on the property until it has received a total of $1,600,000 comprising the total of the initial cash payment, all advance royalty and net smelter return royalty payments. X-Cal has a right of first refusal to reacquire any portions of the property that Omineca may intend to abandon and that were previously owned by X-Cal. This right does not extend to any new claims staked by Omineca.

5. Property and equipment

			2004	2003
	Cost	Accumulated Depreciation	**Net Book Value**	Net Book Value
Vehicles	$ 173,423	$ 59,006	**$ 114,417**	$ 51,635
Office equipment	144,848	76,231	**68,617**	8,342
Leasehold improvements	21,848	17,102	**4,746**	6,910
	$ 340,119	$ 152,339	**$ 187,780**	$ 66,887

6. Term debt

The company purchased a motor vehicle with future minimum loan payments as follows:

2005	$	6,272
2006		6,272
2007		6,273
		18,817
Less: amount representing interest at 2.9%		816
		18,001
Less: amount due within one year		5,827
	$	12,174

7. Capital stock

Authorized:
200,000,000 (2003: 100,000,000) common shares without par value

Issued:	Shares		Value
Balance, March 31, 2002	52,256,083	$	23,386,427
For cash (net of issue costs of $155,812)	12,156,833		4,436,301
Balance, March 31, 2003	64,412,916		27,822,728
For cash (net of issue costs of $6,800)	10,622,339		5,704,915
Balance, March 31, 2004	75,035,255	$	33,527,643

Stock options

The company has a stock option plan under which directors, officers and other key employees and consultants to the corporation and its subsidiaries may be granted options to purchase shares. The total number of shares that may be reserved for options granted under the Plan is 6,500,000 shares. Options issued under the Plan may be exercised for a period determined by the board of directors which cannot exceed five years.

7. **Capital stock** (Continued)

Stock options (Continued)

Summary of stock option plan activity during the years:

	Shares	2004 Weighted Average Exercise Price	Shares	2003 Weighted Average Exercise Price
Outstanding, beginning of year	3,687,500	$ 0.42	3,575,000	$ 0.30
Granted	2,900,000	$ 0.78	2,230,000	$ 0.49
Exercised	(1,792,500)	$ 0.32	(1,042,500)	$ 0.31
Expired	(380,000)	$ 0.57	(1,075,000)	$ 0.31
Cancelled	(100,000)	$ 0.81	-	$ -
Outstanding, end of year	4,315,000		3,687,500	

The following summarizes options outstanding and exercisable at March 31, 2004:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.38 to $0.50	1,575,000	2.5	$ 0.47
$0.70 to $0.75	240,000	0.9	$ 0.72
$0.80 to $0.81	2,500,000	2.1	$ 0.81
$0.38 to $0.81	4,315,000	2.2	0.68

Warrants

Summary of share warrant activity during the years:

	Shares	2004 Weighted Average Exercise Price	Shares	2003 Weighted Average Exercise Price
Outstanding, beginning of year	6,224,507	$ 0.44	4,756,507	$ 0.24
Granted	3,250,000	$ 0.72	4,249,667	$ 0.53
Exercised	(2,329,839)	$ 0.25	(2,615,000)	$ 0.24
Expired	(400,000)	$ 0.25	(166,667)	$ 0.35
Outstanding, end of year	6,744,668		6,224,507	

7. Capital stock (Continued)

Warrants *(Continued)*

The following summarizes warrants outstanding and exercisable at March 31, 2004:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life		Weighted Average Exercise Price
$0.30	1,025,000	0.1	$	0.30
$0.60 to $0.65	880,306	0.3	$	0.61
$0.72 to $0.75	4,839,361	1.4	$	0.72
$0.30 to $0.75	6,744,667	1.1	$	0.70

Stock-based compensation

The company used the Black-Scholes option pricing model to estimate the value of the options at each grant date using the following weighted average assumptions for the year ended March 31, 2004 and 2003:

	2004	2003
Risk-free rate of return	**2.98%**	4.14%
Expected dividend yield	**-**	-
Expected stock price volatility	**91%**	110%
Expected option life in years	**2**	4

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

During the year ended March 31, 2004, the compensation cost of stock options granted which was expensed was $797,173; $248,528 was capitalized to mineral properties; and, $1,045,701 was credited as contributed surplus. During the year, stock options assigned a value of $140,505 were exercised or expired, leaving a balance of $1,079,194 in contributed surplus.

During the year ended March 31, 2003, the compensation cost of stock options granted to non-employees which was expensed was $107,537; $66,462 was capitalized to mineral properties; and, $18,663 was charged to capital stock as financing costs. The combined amount of $192,662 was credited as contributed surplus. During 2003, stock options assigned a value of $18,663 were exercised, leaving a balance of $173,999 in contributed surplus.

7. Capital stock (Continued)

Stock-based compensation (Continued)

Stock-based compensation included in expenses:

		2004		2003
Salaries and director fees	$	468,033	$	-
Consulting		228,190		-
Investor relations		100,950		107,537
	$	797,173	$	107,537

Had the company accounted for the stock options granted in 2003 to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the comparative year ended March 31, 2003 would be as follows:

Net loss for the year		
Reported	$	969,467
Pro-forma		1,481,027
Basic and diluted loss per share		
Reported		0.02
Pro-forma		0.03

8. Related party transactions

The company paid legal fees of $35,358 (2003: $14,044) to a law firm in which a director of the company is a partner. The company also paid $28,000 (2003: $31,600) in consulting fees to a director of the company.

In March 2004, the company sold the Snowbird Group mineral property interests to a company co-owned by a director and officer of the company (Note 4).

9. Income taxes

The components of the company's future income tax assets are as follows:

		2004		2003
Mineral properties	$	**1,206,000**	$	1,173,000
Share issue costs		**39,000**		47,000
Non-capital losses carried forward		**1,347,000**		1,048,000
U.S. net operating losses carried forward		**88,000**		95,000
Total future income tax assets		**2,680,000**		2,363,000
Valuation allowance		**(2,680,000)**		(2,363,000)
Net book value	$	**-**	$	-

The company has non-capital losses of $3,631,000 available to reduce future taxable income which under Canadian income tax laws expire as follows:

2005	$	**482,000**
2006		**-**
2007		**364,000**
2008		**408,000**
2009		**434,000**
2010		**947,000**
2011		**996,000**
	$	**3,631,000**

The company also has reported net operating losses in the U.S. of $220,000 that are available to reduce taxable income in future years. These losses will expire in the period from 2012 to 2024 if not utilized.

The income tax recovery shown on the statements operations differs from the amounts obtained by applying combined Canadian Federal and Provincial statutory rates to the net loss before taxes as follows:

Combined statutory rate at 37% (2003: 39%)

		2004		2003
Income tax recovery based on the statutory rate	$	**643,000**	$	379,000
Tax effect of expired losses		**(114,000)**		(91,000)
Stock-based compensation		**(295,000)**		(42,000)
Increase in valuation allowance		**(234,000)**		(246,000)
Income tax recovery for the period	$	**-**	$	-

10. Segmented information

The company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and the United States of America. The net loss and assets identifiable with those geographic areas are as follows:

	2004	2003
Net (loss) income		
Canada	$ (1,888,414)	$ (968,636)
U.S.A.	155,757	(831)
	$ (1,732,657)	$ (969,467)
Assets		
Canada	$ 5,627,459	$ 3,061,305
U.S.A.	19,954,319	15,515,048
	$ 25,581,778	$ 18,576,353

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Property Acquisition and Exploration Costs
Years Ended March 31, 2004 and 2003

	2004				2003			
	Sleeper Gold Project	Pipeline Area – Mill Claims	Snowbird Group	Total	Sleeper Gold Project	Pipeline Area – Mill Claims	Snowbird Group	Total
Balance, beginning of year	$ 15,411,293	$ 103,755	$ 1	$ 15,515,049	$ 14,637,225	$ 90,392	$ -	$ 14,727,617
Acquisition and property holding costs								
Advance royalties	86,406	-	-	86,406	46,674	-	-	46,674
Property acquisitions	-	-	-	-	-	-	-	-
	86,406	-	-	86,406	46,674	-	-	46,674
Exploration costs								
Assays	446,741	-	-	446,741	30,753	-	-	30,753
Automobile	1,859	744	1,115	3,718	1,407	563	844	2,814
Claim staking	4,517	-	14,041	18,558	3,574	-	-	3,574
Consulting								
Geological	401,961	13,193	6,699	421,853	60,776	53	1,092	61,921
Mineral claims	150	-	-	150	925	275	200	1,400
Contract geologists	166,740	4,335	-	171,075	82,836	-	-	82,836
Depreciation	1,280	512	768	2,560	3,740	421	632	4,793
Drilling	746,051	-	-	746,051	230,159	-	-	230,159
Field expenses	87,023	2,064	1,735	90,822	19,056	1,146	2,257	22,459
Insurance	8,162	4,059	4,103	16,324	1,498	731	768	2,997
Geophysics and geochemistry	32,253	-	-	32,253	-	-	-	-
Licences and fees	159,562	5,425	7,727	172,714	170,140	6,215	1,680	178,035
Mapping and plotting	29,117	-	-	29,117	6,610	-	26,791	33,401
Reclamation	-	-	-	-	4,746	-	-	4,746
Stock-based compensation	248,528	-	-	248,528	66,462	-	-	66,462
Telephone	8,534	282	1,127	9,943	2,162	216	865	3,243
Travel and transportation	33,198	1,926	2,310	37,434	16,550	1,743	3,486	21,779
Wages	34,533	2,800	9,333	46,666	26,000	2,000	4,000	32,000
	2,410,209	35,340	48,958	2,494,507	727,394	13,363	42,615	783,372
Mineral property exploration costs expensed	-	-	(48,959)	(48,959)	-	-	(42,614)	(42,614)
Balance, end of year	$ 17,907,908	$ 139,095	$ -	$ 18,047,003	$ 15,411,293	$ 103,755	$ 1	$ 15,515,049

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis of the operating results and financial position of X-Cal Resources Ltd. ("X-Cal" or the "Company") should be read in conjunction with the audited Consolidated Financial Statements and related Notes, which are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Except where noted, all dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars.

The information in the Management Discussion and Analysis ("MD & A") contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are only made as of August 9, 2004.

All references to "2004", "2003" and "2002" refer to the fiscal year ended March 31, 2004, March 31, 2003 and March 31, 2002 respectively.

General

X-Cal Resources Ltd. is a gold exploration company with properties located in Nevada, USA. The Company is listed on the Toronto Stock Exchange. Its executive offices are located in Vancouver, British Columbia and in Toronto, Ontario, Canada.

The Company has two North American gold properties: the Sleeper Gold Property in Humboldt County, Nevada and the Mill Creek Gold Project in Lander County, Nevada. The Company is in the development stage where its activities consist of exploration and development and has not yet determined whether its property contains ore reserves that are economically recoverable.

The Sleeper Gold Property has been assembled over a period extending from 1993 to the present into a district scale (30 square mile) project. To date, the main thrust of the Company's work has been to assemble and document the Project at a cost in excess of $17,000,000. The Joint Venture established with New Sleeper Gold Corporation in 2004 is adding to the investment in this gold project for our shareholders at the approximate rate of $US500,000 per month.

In January 2004 X-Cal exercised its option on the Kinross interests in the Sleeper Gold District and thereby purchased the interests of its former joint venture partner. A new joint venture was immediately established with New Sleeper Gold Corporation to explore the Sleeper Gold District.

The Sleeper Joint Venture was established between X-Cal Resources Ltd. and New Sleeper Gold Corporation pursuant to a Limited Liability Company agreement with each company having a 50% interest.

The Company contributed its interests in the Sleeper Gold Project properties to the joint venture. New Sleeper contributed US$20,000,000 in cash to the joint venture, applied as follows:

- US$4,000,000 to Kinross Gold Corporation as part of the final purchase price for the Kinross Sleeper interest;
- US$5,300,000 to fund a reclamation and pollution legal liability insurance policy and a reclamation reserve;
- the balance of US$10,700,000 for exploration purposes and general operating purposes.

The Sleeper Joint Venture treasury is independent of both companies, as described above, and operated by a committee composed of members from each company. New Sleeper is manager of the joint venture which has a US$6,000,000 exploration budget for the Sleeper Gold Project in 2004.

If additional funds are required for exploration and general operating purposes, the Company and New Sleeper have agreed to make additional equal capital contributions. Should either party not meet its capital contributions commitment, the interest of that party will be subject to dilution.

X-Cal Resources Ltd. and New Sleeper Gold Corporation have each filed a technical report for the Sleeper Gold Project, both prepared in accordance with National Instrument 43-101. These reports are available on each of the companies' website and at www.sedar.com.

The Sleeper Joint Venture provided its first progress report on June 1, 2004 which highlighted progress at the West Wood Area where drill results confirmed breccia hosted gold mineralization as previously reported by X-Cal. The detailed contents of the June 1st release are available at the Company's website www.x-cal.com. On June 30, 2004 the Joint Venture reported encouraging drill hole results from core holes WW14 and WW18 into the West Wood area.

Core drill hole #WW-14 intercepted 179.3 ft. averaging 0.35 oz per ton gold (12.1 grams per ton Au) with 6.9 oz per ton avg. silver (239.4 grams per ton Ag) for the entire 179.3 ft. interval. Core hole #WW-18 (located 100 ft. north of #WW-14) intercepted 89.7 ft. averaging 0.30 oz per ton gold (10.6 grams per ton Au) with silver averaging 3.11 oz per ton Ag (106.6 grams per ton Ag) for the 89.7 ft. length of the intercept. #WW-14 and #WW-18 were both -60° core holes, parallel to each other and separated by 100 ft., in the West Wood area at Sleeper. The detailed charts in the June 30, 2004 release show consistency of the values in #WW-14 and #WW-18. A plan view map is available in the Current News Section of X-Cal's website at www.x-cal.com.

Work by the newly formed Sleeper Joint Venture is expected to continue throughout the calendar year and will be reported on with the assistance of technical personnel who are qualified under National Instrument 43-101.

The Mill Creek Gold Property, owned 100% by X-Cal Resources Ltd., is an early stage (grass roots) gold project located in an area where commercial gold deposits, such as Placer Dome's Cortez and Pipeline projects are known to occur. The gold area is also known as the "Cortez Area", located in Lander County, Nevada. A US$1,000,000 exploration work program that includes drilling, mapping, sampling and geophysics is underway on the Mill Creek property at this time. On July 15, 2004 X-Cal published the results of geophysical work which indicated the similarity of the setting of Mill Creek to the other parts of the Cortez Area where known deposits occur. The release, including the geophysical images, can be seen at www.x-cal.com.

Geologic, geophysical and previous sampling information indicated that a drill program to test the Mill Creek Gold Property is justified. The program is underway. Further testing of this property will be dependent on results from the 2004 work program, which are not known at this time.

A technical report on the Mill Creek Gold Property, prepared by Richard R. Redfern, M.Sc., C.P.G. in accordance with National Instrument 43-101, was filed by the Company on April 2, 2004. The report details what is known about the property at this time. (The full report is available on the Company's website and at www.sedar.com, or can be obtained from the Company's Vancouver office (mailing address is PO Box 48479 Bentall Centre, Vancouver, BC V7X 1A0; email address is invrel@x-cal.com)).

The Snowbird Gold Property in British Columbia was written down in fiscal 2000. The current costs incurred on the Snowbird Property were expensed in fiscal 2003. An offer for this property was received in 2003. The offer was subject to a fairness opinion and shareholder approval, then accepted by the Company. The Snowbird Gold Property has now been sold to Omineca Gold Ltd. subject to a sale agreement dated March 24, 2004.

Result of Operations

The following table summarizes selected financial data from the Company's audited consolidated financial statements for the three years ended March 31, 2004.

		2004		**2003**		**2002**
Total revenues	$	68,038	$	19,158	$	965
Net loss for the year	$	1,732,657	$	969,467	$	429,035
Loss per share	$	.03	$	.02	$	.01
Cash and cash equivalents	$	10,065,889	$	2,764,420	$	20,561
Total assets	$	25,581,778	$	18,576,353	$	14,870,674
Total long-term liabilities	$	2,028,339	$	18,001	$	Nil
Total shareholders' equity	$	23,178,844	$	18,301,391	$	14,660,558
Cash dividends per share	$	Nil	$	Nil	$	Nil

Included in the audited consolidated financial statements for 2004 are the Company's share of the net assets and income and expenses of New Sleeper Gold LLC ("NSG LLC") joint venture as at and for the period from inception to March 31, 2004. Please refer to Note 4(a) of the "Notes to the Consolidated Financial Statements" for March 31, 2004 for a detailed listing of NSG LLC's net assets, income and expenses incorporated into X-Cal's consolidated financial statements.

For the year ended March 31, 2004, X-Cal recorded a net loss of $1,732,657 (2003 – $969,467, 2002 – $429,035) or $0.03 (2003 - $0.02, 2002 – $0.01) per share. Included in this amount is the net loss of $156,310 from NSG LLC joint venture.

Interest income from cash and short-term monetary investments in 2004 was $68,038 (2003 – $19,158, 2002 – $965). The consecutive increases in interest income were due to higher cash balances from share capital issue on hand throughout the year for 2004 and 2003. In addition, in 2004 $18,903 is attributable to the NSG LLC joint venture.

General and administrative expenses in 2004 were $1,887,921 (2003 – $911,548, 2002 – $421,132). Included in the 2004 amount is $71,154 of NSG LLC expenses. The increase in general and administrative expenses for 2003 compared to 2002 was again in part related to the expensing of stock-based compensation for consultants. The increase in 2004 was due in part to the expensing of stock-based compensation for directors, officers and employees of $583,973 (2003 – $Nil, 2002 – $Nil) as the Company adopted the amended recommendations of CICA Handbook Section 3870, 'Stock-Based Compensation and Other Stock-Based Payments' for 2004. In addition, X-Cal recorded $213,200 (2003 – $107,537, 2002 – $Nil) in stock-based compensation to consultants for 2004.

Accounting and audit expense for 2004 was $56,485 (2003 – $41,878, 2002 – $15,661). This increase was due to an increase in audit and accounting services for new reporting issues and disclosure issues. In 2003, audit services were higher than 2002 due to an increase in audit and tax services provided by the Company's auditors.

Consulting expense for 2004 was $484,278 (2003 – $31,600, 2002 – $18,333). The increase is primarily attributable to 1) stock-based compensation of $228,190, 2) financial consulting fees of $150,414 incurred to assist the Company in equity financing and 3) the Company's response to the British Columbia Securities Commission ("BCSC") regulatory matter regarding X-Cal's disclosure in accordance with National Instrument 43-101 of $58,079.

Investor relation costs were $162,769 (2003 – $236,394, 2002 – $22,727). This decrease is due to a reduction in X-Cal's investor relations program in 2004. The Sleeper Joint Venture has its own public/investor relations program, which highlights both partners in the Joint Venture, incorporated into the 2004 Sleeper Joint Venture budget. Costs incurred for presentations to institutional investors in Europe and attendance at the New York Gold Show were $38,589 compared to $104,239 in 2003. Stock-based compensation expensed was $100,950 versus $107,537 in 2003. Shareholder communication costs in 2004 of $68,483 decreased from $121,349 in 2003 primarily due to a lesser amount of printed media on X-Cal being produced. In 2003 the Company increased its investor relations expenditures from 2002 in order to raise X-Cal's profile in the investment community.

Legal fees were $90,869 (2003 – $16,576, 2002 – $15,310). The increase in 2004 was due to additional legal fees incurred to resolve the BCSC regulatory matter of $60,384, and $13,714 attributable to the NSG LLC joint venture. Salaries and directors' fees were $730,107 (2003 – $211,590, 2002 – $123,592). For 2004, the increase is attributable to stock-based compensation of $468,033, NSG LLC joint venture salaries and benefits of $26,132 and an increase in staffing. For 2003, the increase was due to a performance bonus of $100,000 paid to an officer of the Company. For 2004, office and other expenditures were $48,162 (2003 – $34,066, 2002 – $17,449) of which $18,143 is attributable to the NSG LLC joint venture. Office and other costs in 2003 were higher than 2002 due an office move and increased activity throughout the year.

In 2004, X-Cal recorded an unrealized foreign exchange gain of $86,185 (2003 – ($34,463), 2002 – ($185)). This gain was generated by the NSG LLC foreign exchange translation gain of $208,561; otherwise, X-Cal would have had a foreign exchange loss of $122,376. These losses were primarily generated from the strengthened position of the Canadian dollar against the US dollar over the past 2 years and the decrease in USD short-term monetary investments held by the Company at the end of 2004.

Mineral property exploration costs expensed relate to the Snowbird property that was written down to $1.00 in fiscal 2000. The renewed expense on the property was to prepare it for an offer to purchase and the sale was completed in March 2004. The Company has been paid $50,000 to date on the sale of this property.

Quarterly Financial Information

The following is a summary of unaudited quarterly financial information for the two years ended March 31, 2004.

2004	1ST QTR	2ND QTR	3RD QTR	4TH QTR	TOTAL
Interest income	**$7,540**	**$5,666**	**$5,136**	**$49,696**	**$68,038**
Net loss	**$340,570**	**$145,142**	**$555,563**	**$691,382**	**$1,732,657**
Loss per share	**$0.005**	**$0.002**	**$0.01**	**$0.005**	**$0.03**

2003	1ST QTR	2ND QTR	3RD QTR	4TH QTR	TOTAL
Interest income	$197	$26	$1,066	$17,869	$19,158
Net loss	$195,397	$119,686	$272,486	$381,898	$969,467
Loss per share	$0.004	$0.002	$0.004	$0.01	$0.02

Liquidity and Capital Resources

At the end of 2004, the Company had a working capital balance of $10,088,778 (2003 – $2,666,873, 2002 – $(154,718)). Of this amount $4,441,029 is attributable to the NSG LLC joint venture. This increase in working capital over the past two years reflects an overall net increase in cash through the exercise of options and warrants and equity financing. In 2004, the Company held $4,517,103 (2003 – $2,448,123, 2002 – $Nil) in guaranteed investment certificates and term deposits with the Bank of Montreal.

As at March 31, 2004, X-Cal had cash and short-term investments of $10,065,889 (2003 – $2,764,420, 2002 – $20,561) of which $4,685,641 is X-Cal's 50% share of the NSG LLC joint venture's cash and cash equivalents. In 2004, the Company issued 6,500,000 (2003 – 8,499,333, 2002 – 3,839,840) common shares in private placements for net proceeds of $4,413,200 (2003 – $3,490,301, 2002 – $579,480); 1,792,500 (2003 – 1,042,500, 2002 – Nil) common shares issued in the exercise of options for $576,750 (2003 – $322,000, 2002 – $Nil) and 2,329,839 (2003 – 2,615,000, 2002 – Nil) shares issued in the exercise of warrants for $574,460 (2003 – $624,000, 2002 – $Nil). In 2002 the Company also issued 1,000,000 common shares with a deemed value of $167,500 to acquire mineral property interests.

Contractual property acquisition and holding costs for 2004 were $86,406 (2003 – $46,674, 2002 – $249,493). In 2004, there was an increase in advance royalty payments over 2003. In 2002, the Company issued shares in lieu of cash (deemed value of $167,500) to Kinross Gold under the First Amendment to the Amended Option Agreement dated October 13, 2000.

X-Cal funded only exploration and annual property costs deferred in 2004 were $2,022,183 (2003 – $787,472, 2002 – $455,903). Of that amount, $1,986,844 (2003 – $774,068, 2002 – $441,133) was incurred on the Sleeper Gold property and $35,340 (2003 – $13,363. 2002 – $14,769) on the Mill Creek property. X-Cal's 50% share of the NSG LLC joint venture exploration expenditures were $509,771. Major increases in expenditures of assays, drilling, consulting and contract geologists were primarily due to the continuation of a drill program in the Sleeper Gold property that began in the fourth quarter of 2003.

Related Party Transactions

The Company paid legal fees of $35,358 (2003 – $14,044, 2002 – $15,490) to a law firm in which a director of the Company is a partner. The Company also paid $28,000 (2003 – $31,600, 2002 – $Nil) in consulting fees to a director of the Company.

In March 2004, the Company sold the Snowbird Group mineral property interests to Omineca Gold Ltd. a company co-owned by a director and officer of the Company. The offer was subject to a fairness opinion and to shareholder approval. Total consideration for the sale is $1,600,000. As at March 31, 2004, the Company has received an initial purchase payment of $50,000.

Significant Accounting Policies

X-Cal has adopted the policy of deferring acquisition and exploration costs relating to its mineral property interests. The Company reviews the status of its mineral property interests on a regular basis. Expenditures relating to properties, which have been abandoned or are considered uneconomic in the foreseeable future, are written off. Had the Company adopted a policy of expensing all exploration costs in the period they were incurred, X-Cal's asset base, shareholders' equity, and loss for the year would be materially different.

The Company adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", effective April 1, 2002. Accordingly, the Company recorded stock-based compensation to non-employees and adopted the disclosure only provision for stock options granted to employees and directors in fiscal 2003.

Effective April 1, 2004, the Company prospectively adopted the amended recommendations of the CICA Handbook Section 3870. The amended standard requires that all stock-based awards to employees and directors be measured and recognized using the fair-value based method. As a result, the Company recorded compensation expense of $601,269 relating to options issued to employees and directors in 2004 and will record compensation expense for all future options using the fair-value based method.

The Company uses the Black-Scholes Option Pricing Model to calculate the fair value of the options. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models no not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Outlook

The gold production industry has consolidated and now faces reserve replacement, as predicted in our 2002 and 2003 annual reports. X-Cal has assembled and documented the Sleeper Gold Project over a period of years beginning with the first land acquisitions in the area in December 1993. The Company has exercised its option agreement with Kinross Gold Corporation and established the Sleeper Joint Venture with New Sleeper Gold Corporation (50% X-Cal/50% New Sleeper Gold Corporation). These steps facilitated the consolidation of the Sleeper Gold District, which was a long sought after goal of the Company. Management views this achievement as a step that has paved the way for longer-term development of the district. The Sleeper Joint Venture is now testing exploration targets throughout the Sleeper Gold District.

The Sleeper Joint Venture is utilizing an industry-recognized team to carry out exploration work at Sleeper. The team has reported positively on the potential of this property and is carrying on exploration, which will continue throughout 2004 with a current budget of US$6,000,000.

The Mill Creek Property is located in the Cortez Joint Venture Area of Nevada where Placer Dome Inc. has announced new discoveries. The general area is now the subject of increased exploration activity by several major and junior companies. The current work on X-Cal's Mill Creek Property, budgeted at US$1,000,000, should increase the Company's knowledge of this early stage project as a basis for ongoing exploration.

Predictions about the direction of the gold price either upwards or downwards are just that: predictions. However, the opinion of management is that the industry must replace its reserves. Nevada is one area where the investment in infrastructure has already been made. Nevada is a prime location for reserve replacement where low cash cost ounces have historically been found. Higher gold prices, if they occur, would be a bonus.

Risks and Uncertainties

X-Cal is a gold exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the mineral exploration business. The exploration for, and of, mineral deposits involve significant financial risks over an extended period of time. There is no guarantee that even with careful geological evaluation, experience and knowledge that the Company will be successful in its search or that expenditure of funds will result in the discovery of an economic mineral deposit.

Although the Company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

X-Cal is dependent upon equity financing to continue to fund its exploration activities and general operations. The Company believes that the current funds on hand should be sufficient to finance its operations and capital needs until the end of fiscal 2004. However, the Company's funding needs may vary depending upon results obtained from current exploration activities. X-Cal's ability to raise future capital will be in part affected by capital markets and market prices for gold. There is no assurance that such additional financing will be available.

X-CAL RESOURCES LTD.

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
William E. Bateman
Shawn M. Kennedy
Derek Bartlett
Robert Preston
Larry Kornze

AUDITORS

Grant Thornton LLP, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange

TRANSFER AGENT

Computershare Trust Company of Canada, Toronto

CORPORATE ADDRESS

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
email: invrel@x-cal.com